Duoyuan Printing, Inc.
No. 3 Jinyuan Road
Daxing Industrial Development Zone
Beijing 102600, People’s Republic of China
Tel: +8610-6021-2222
November 3, 2009
VIA EDGAR & FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549
Attn: Russell Mancuso, Branch Chief

Re:	Duoyuan Printing, Inc. Registration Statement on Form S-1 (File No. 333-161813)
Dear Mr. Mancuso:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Duoyuan Printing, Inc. (the “Company”) hereby requests that acceleration of effectiveness of the above-referenced Registration Statement be granted at 4:00 p.m. (EST), on Thursday, November 5, 2009, or as soon as practicable thereafter.
     In connection with this request for acceleration, the Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Signature page to follow]

Very truly yours,
By:	/s/ Christopher Patrick Holbert
Name:	Christopher Patrick Holbert
Title:	Chief Executive Officer Duoyuan Printing, Inc.

cc:	Man Chiu Lee, Esq. Hogan & Hartson LLP